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As filed with the Securities and Exchange Commission on April     , 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TESSCO TECHNOLOGIES INCORPORATED
 (Name of Subject Company—Issuer and Filing Person—Offeror)

ELIGIBLE EMPLOYEE STOCK OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
HAVING AN EXERCISE PRICE PER SHARE OF $11.00 OR MORE AND
AN EXPIRATION DATE PRIOR TO THE EXPIRATION OF FOUR YEARS,
OR HAVING AN EXERCISE PRICE PER SHARE OF $18.00 OR MORE,
WITHOUT REGARD TO EXPIRATION DATE
(Title of Class of Securities)

872386107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert C. Singer
Senior Vice President and Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031
(410) 229-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Douglas M. Fox
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street
18th Floor
Baltimore, Maryland 21202
Telephone: (410) 528-5600

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee

Not Applicable.*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

NOTE:    TESSCO Technologies Incorporated has not commenced the offer to repurchase and cancel that is referred to in this communication and the exhibits hereto. Upon commencement of such offer, TESSCO will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an offer to repurchase and cancel, letter of transmittal and other related documents. Employees of TESSCO who are eligible to participate in the offer to repurchase and cancel are strongly encouraged to read the Schedule TO and related exhibits, including the offer to repurchase and cancel, letter of transmittal and other related documents, when these become available, because they will contain important information about the offer to repurchase and cancel. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of TESSCO who are eligible to participate in the offer to repurchase and cancel. Those eligible to participate may also obtain additional copies of these documents without charge by contacting the person specified in these documents when they become available.

Item 12.    Exhibits

Exhibit Number	Description
99.1	Press Release issued April 28, 2003.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release issued April 28, 2003.

2

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EXHIBIT INDEX